Mail Stop 3561

November 10, 2009

Daniel K. Frierson
Chairman of the Board and Chief Executive Officer
The Dixie Group, Inc.
104 Nowlin Lane
Suite 101
Chattanooga, TN  37421

      **Re:    The Dixie Group, Inc.**
              **Form 10-K for the Fiscal Year Ended December 27, 2008**
              **Filed March 5, 2009**
              **Definitive Proxy Statement on Schedule 14A**
              **Filed March 10, 2009**
              **File No. 000-02585**

Dear Mr. Frierson:

      We have completed our review of the above-referenced filings and have no further comments at this time.

                    Sincerely,

                    H. Christopher Owings
                    Assistant Director

cc:    John F. Henry, Jr.
       Miller & Martin PLLC
       Via Facsimile